UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-41482

JEFFS’ BRANDS LTD

(Translation of registrant’s name into English)

7 Mezada St.

Bnei Brak, Israel 5126112

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

CONTENTS

Convertible Promissory Note and Warrant

On January 16, 2025 (the “Issuance Date”), Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) issued a non-recourse convertible promissory note (the “Note”), in the principal amount of $2,850,000 (the “Principal Amount”), to a certain institutional investor (the “Holder”). The Company intends to use the net proceeds of $2,565,000 received from the issuance of the Note and any additional net proceeds from the exercise of the Warrant (as defined below), to the extent exercised in cash, for working capital and general corporate purposes, as well as for potential acquisitions, aiming to leverage Fort Products Ltd.’s success in the U.K. market and expand its operations to the U.S. market.

The Note was issued with a 10% original issue discount from the Principal Amount and is to be repaid in one payment on the 18th month anniversary of the Issuance Date, or July 16, 2026, unless repaid earlier (partially or in full) at the option of the Company, or if extended at the option of the Holder. The Principal Amount under the Note bears an annual interest rate of 8% (which will increase to 18% upon an event of default, as defined in the Note) (the “Interest”). The outstanding amount due under the Note is convertible (partially or in full) into ordinary shares, no par value per share (the “Ordinary Shares”), of the Company, at the option of the Holder, at any time after the Issuance Date, at a conversion price equal to the lower of (i) $2.80984, which represents 110% of the volume weighted average price (“VWAP”) of the Ordinary Shares on January 15, 2025, the trading day immediately prior to the Issuance Date, as reported by Bloomberg LP, or (ii) 95% of the lowest daily VWAP during the 20 consecutive trading days immediately preceding the applicable date of conversion.

In connection with the issuance of the Note, Jeffs’ Brands issued to the Holder a warrant to purchase up to 760,720 Ordinary Shares (the “Warrant”), representing a warrant coverage of 75% of the initial maximum number of Ordinary Shares issuable upon conversion of the Note (calculated based on a conversion price of $2.80984 per Ordinary Share). The Warrant was exercisable upon issuance at an exercise price of $2.80984 (subject to certain anti-dilution and share combination event protections) and has a term of 5.5 years from the Issuance Date, or July 16, 2030. The number of Ordinary Shares underlying the Note and the Warrant is subject to certain adjustments, as described in the Note and Warrant.

The exercise of the Warrant is the Holder’s sole recourse against non-payment of the Principal Amount, Interest, and any Payment Premium (as defined in the Note), if applicable, regardless of whether the value realized from the Warrant and/or the Ordinary Shares issued upon conversion of the Note is less than the then outstanding due Principal Amount, Interest, and if applicable, the Payment Premium.

Mr. Vik Hacmon, the Company’s chief executive officer and director, may be deemed to have a personal interest in the transaction by virtue of him being a relative of the Holder, and as such the transaction was approved by the Company’s Audit Committee and Board of Directors in accordance with the Israeli Companies Law-1999.

The securities described above (the “Securities”) were issued and sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Act”), and have not been registered under the Act, or applicable state securities laws. Accordingly, the Securities may not be sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Act and such applicable state securities law. The Company has agreed to file a registration statement with the Securities and Exchange Commission (the “SEC”) to register the resale of the Ordinary Shares issuable upon conversion of the Note and exercise of the Warrant.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy the Securities, nor shall there be any sale of these Securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The descriptions of the Note and Warrant set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 4.1, and 4.2, respectively.

Press Release

On January 22, 2025, the Company issued a press release titled “Jeffs’ Brands Issues a $2.85 Million Non-Recourse Convertible Promissory Note to Leverage Fort Products’ UK Success and Expansion to the U.S.,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Private Foreign Issuer on Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848 and File No. 333-283904) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the anticipated use of the net proceeds received from the issuance of the Note and to be received upon exercise of the Warrant, to the extent exercised in cash, and the Company’s plan to leverage Fort Products Ltd.’s success in the U.K. market and expand its operations to the U.S. market. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on April 1, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
4.1	Convertible Promissory Note
4.2	Warrant to Purchase Ordinary Shares of Jeffs’ Brands Ltd
99.1	Press release issued by Jeffs’ Brands Ltd dated January 22, 2025, titled “Jeffs’ Brands Issues a $2.85 Million Non-Recourse Convertible Promissory Note to Leverage Fort Product’s UK Success and Expansion to the U.S.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

By:	/s/ Ronen Zalayet
Name:	Ronen Zalayet
Title:	Chief Financial Officer

Date: January 22, 2025

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